

July 15, 2013

<u>Via E-mail</u>
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane
Watchung, NJ 07069

     Re: **Euroseas Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 1-33283

Dear Mr. Aslidis:

     We refer you to our comment letter dated June 13, 2013 regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Cecilia Blye

                                 Cecilia Blye, Chief
                                 Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance